UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Grissom, Steven L.
        21 S. Country Club Road
        Mattoon, IL 61938

        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        First Mid-Illinois Bancshares, Inc. (FMBH.OB)

   3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary):



   4.   Statement for Month/Day/Year:

        November 1, 2002

   5.   If Amendment, Date of Original (Month/Day/Year):



   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner ( ) Officer (give title below)
        ( ) Other (specify below):


   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person


               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                            5.
                                                                            Amount of         6.
                                2A.                                         Securities        Ownership
                                Deemed                                      Beneficially      Form:       7.
                     2. Trans-  Execution 3.                                Owned             Direct      Nature of
                     action     Date, if  Trans-      4. Securities         Following         (D) or      Indirect
        1. Title of  Date       any       action      Acquired (A) or       Reported          Indirect    Beneficial
        Security     (Month/    (Month/   Code        Disposed of (D)       Transaction(s)    (I)         Ownership
        (Instr. 3)   Day/Year)  Day/Year  (Instr. 8)  (Instr. 3, 4 and 5)   (Instr. 3 and 4)  (Instr. 4)  (Instr.4)
        -----------  ---------  --------  ----------  -------------------   ----------------   ---------- ----------
                                          Code   V   Amount (A)or(D)  Price
                                          ----   -   ------ --------  -----
     Common Stock                                                            16,848.860         D

     Common Stock     11/1/02              J(1)      82,500   A      $27.50      82,500         I          (2)

     Common Stock     11/1/02              J(1)      82,500   A      $27.50      82,500         I          (3)



                      Table II -- Derivative Securities Acquired,
                          Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                 9.
                                                                                                 Number
                                                                                                 of
                                               5.                                                deriv-
                                               Number                                            ative     10.
                                               of                                                Secur-    Owner-
             2.                                Deriv-                                            ities     ship
             Conver-                           ative                                             Benefi-   Form of    11.
             sion            3A.               Secur-                                            cially    Deriv-     Nature
     1.      or              Deemed            ities                                   8.        Owned     ative      of
     Title   Exer-           Execu-            Acquired                                Price     Follow-   Secur-     In-
     of      cise    3.      tion              (A) or     6.             7.            of        ing       ities:     direct
     Deriv-  Price   Trans-  Date,    4.       Dis-       Date           Title and     Deriv-    Re-       Direct     Bene-
     ative   of      action  if       Trans-   posed      Exercisable    Amount of     ative     ported    (D) or     ficial
     Secur-  Deriv-  Date    any,     action   of (D)     and            Underlying    Secur-    Transac-  Indirect   Owner-
     ity     ative   (Month/ (Month/  Code     (Instr.    Expiration     Securities    ity       tion(s)   (I)        ship
     (Instr. Secur-  Day/    Day/     (Instr.  3, 4       Date (Month/   (Instr.       (Instr.   (Instr.   (Instr.    (Instr.
     3)      ity     Year)   Year)    8)       and 5)     Day/Year)      (3 and 4)     5)        4)        4)         4)
     ------- ------  ------  -------  -------  --------   -----------    ----------    -------   -------   --------   -------
                                                                                Amount
                                                                                or
                                                           Exer-  Expir-        Number
                                                           cis-   ation         of
                                      Code  V   (A)  (D)   able   Date   Title  Shares
                                      ----  -   ---  ---   ----   -----  -----  ------
     Stock
     Option                                                                                     1,750      D


     Reminder:  Report on a separate line for each class of securities beneficially owned directly of indirectly.

     *  If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        SEE 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

     Note:  File three copies of this Form, one of which must be manually signed.
            If space is insufficient, SEE Instruction 6 for procedure.


     ________________________________________          ____________________
     **Signature of Reporting Person                             Date

          Attorney-in-Fact

     Explanation of Responses:

     (1)      The following shares were transferred by Mr. Richard A. Lumpkin:  (a) 82,500 shares to the Richard Anthony Lumpkin
              1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated 4/20/90, under which Mr. Grissom serves as co-trustee; and (b) 82,500 shares to the Richard Anthony Lumpkin 1990 Personal Income Trust for the
              Benefit of Elizabeth Arabella Lumpkin dated 4/20/90, under which Mr. Grissom serves as co-trustee.
     (2)      By Mr. Grissom as co-trustee of the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin
              Iverson Lumpkin dated 4/20/90.  Mr. Grissom disclaims beneficial ownership of these shares.
     (3)      By Mr. Grissom as co-trustee of the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Elizabeth
              Arabella Lumpkin dated 4/20/90.  Mr. Grissom disclaims beneficial ownership of these shares.